Exhibit 99.1

RBC ANNOUNCES CHANGES TO BUSINESS SEGMENTS

Enhanced focus on institutional investor business announced as part of business segment and management changes

TORONTO, September 11, 2012 — Today RBC announced changes to its business segments, effective October 31, 2012. RBC’s business segments for financial reporting purposes will be: Investor & Treasury Services; Personal & Commercial Banking; Capital Markets; Wealth Management; and Insurance.

Investor & Treasury Services is a newly created business segment that will include RBC Investor Services, Global Financial Institutions and Treasury Services. It will bring together RBC capabilities key to serving the needs of institutional investing clients and will provide custodial, advisory, financing and other services for clients to safeguard assets, maximize liquidity and manage risk in multiple jurisdictions around the world. Clients include financial institutions, sovereign wealth funds, insurance companies, asset managers, hedge funds and pension funds. The segment also brings together treasury services. Harry Samuel will assume the responsibilities of head, Investor & Treasury Services and will report to Doug McGregor and Mark Standish. José Placido will continue in his role as chief executive officer, RBC Investor Services.

Personal & Commercial Banking, which, in addition to all Canadian banking businesses (Personal Financial Services, Business Financial Services and Cards and Payment Solutions), will include Caribbean Banking and U.S. Banking. Dave McKay, currently group head, Canadian Banking, will take on responsibility for Caribbean Banking and U.S. Banking. We will continue to provide selected financial information for Canadian Banking, Caribbean and U.S. Banking consistent with our current disclosure.

“These changes reflect our goal to grow our investor and custody franchise, which is attractive because of its low risk profile and stable revenue streams,” said Gordon M. Nixon, RBC president and chief executive officer. “And by bringing together all of our retail banking businesses, we can leverage our domestic banking expertise internationally.”

Capital Markets will include Global Markets and Corporate and Investment Banking, and will exclude Global Financial Institutions and Treasury Services. Doug McGregor and Mark Standish continue to be responsible for Capital Markets as co-group heads of this business segment.

Wealth Management, which remains a business segment, will continue to include Canadian Wealth Management, U.S. and International Wealth Management and Global Asset Management. George Lewis, currently group head, Wealth Management, continues to have responsibility for this segment.

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Insurance will also remain a business segment and includes Canadian Insurance and International and Other Insurance. Neil Skelding will continue as president and chief executive officer of RBC Insurance and report to George Lewis.

After 17 years with RBC, Jim Westlake, group head, International Banking and Insurance, has announced his intention to retire later this year. “Jim has made many contributions to RBC’s success throughout his career, and I want to thank him for his commitment and leadership,” said Mr. Nixon.

Mr. Westlake will advise and support in the transition of the International Banking and Insurance businesses to other segments as outlined above. The transition of management responsibilities are expected to be completed by October 31, 2012.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and investor services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements relating to the reporting of our business segments’ financial results, our goals for the growth of our investor and custody franchise and the leveraging of our domestic banking expertise internationally. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that other forward-looking statements, including the statements discussed above, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which are difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management sections of our 2011 Annual Report and our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks. We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. Additional information about these and other factors can be found in our Q3 2012 Report to Shareholders and 2011 Annual Report.

Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Media Relations Contact:

Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or

1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts:

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049